UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 Press Release, “Charm Communications Inc. Announces Departure of Independent Director”, dated April 3, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ He Dang
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: April 3, 2014

Exhibit 99.1

Charm Communications Inc. Announces Departure of Independent Director

BEIJING, April 3, 2014 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced that Mr. Andrew Rickards, one of the Company’s independent directors and chair of its Audit Committee, has informed the Company that he does not intend to renew his Independent Director Agreement at the conclusion of its term on April 9, 2014 due to other business commitments and is resigning from the board of directors effective April 9, 2014. Upon his resignation, Mr. Rickards will also cease to be a member of each of the Company’s Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and the Special Committee that was established to evaluate the proposed going-private transaction of the Company. Mr. Gang Chen, an independent director, has been appointed to serve as a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

Mr. He Dang, Charm’s chairman and chief executive officer, said, “Andrew has been a trusted member of our board since 2010; we thank him for his many contributions and wish him every success as he pursues new opportunities.”

On October 9, 2013, the Company announced the formation of a special committee of the board of directors (the “Special Committee”) comprised of solely independent directors, which includes Mr. Rickards, to consider the preliminary non-binding proposal letter dated September 30, 2013 from Mr. He Dang, the chairman of the board of directors, Merry Circle Trading Limited, a British Virgin Islands company controlled by Mr. Dang (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by Mr. Dang (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively with the Founder Shareholders, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Proposal”). Negotiations between the Special Committee and the Consortium with respect to the Proposal are on-going, and the Special Committee continues to rigorously evaluate, with assistance and guidance from its financial and legal advisors, the Proposal, as well as other strategic alternatives that may be available to the Company. In connection with Mr. Rickards’ resignation, the Special Committee has reexamined the qualifications of its members and determined that the Special Committee will consist of the remaining members Messrs. Zhan Wang and Gang Chen following Mr. Rickards’ departure.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, such risks and uncertainties include without limitation, that any definitive offer will be made in connection with the Proposal, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

Investor Relations Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com